SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

cbdMD, Inc.
(Name of Issuer)

common stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

Mr. R. Scott Coffman c/o 8845 Red Oak Boulevard Charlotte, NC 28217 (704) 445-3060
(Name, address and telephone number of person authorized to receive notices and communications)

February 26, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 12482W101	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS R. Scott Coffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 8,658,155 shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0 shares
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 12,966,437 shares
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,966,437 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

(1)
represents (a) outstanding shares of the Issuer’s common stock over which the Reporting Person has dispositive control, and (b) 46,666 shares of the Issuer’s common stock underlying vested stock options. See Item 5.

CUSIP No. 12482W101	SCHEDULE 13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of cbdMD, Inc., a North Carolina corporation (the “Issuer”). The Issuer's principal executive offices are located at 8845 Red Oak Boulevard, Charlotte, NC 28217.

Item 2. Identity and Background.

The Reporting Person is R. Scott Coffman. The Reporting Person's business address is 8845 Red Oak Boulevard, Charlotte, NC 28217. The Reporting Person is a member of the Board of Directors and co-Chief Executive Officer of the Issuer.

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Working capital of the Reporting Person.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only and are being held as a long-term investments. The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The number of outstanding shares of the Issuer's common stock beneficially owned by the Reporting Person includes:

●
125,000 shares held individually;
●
3,684,000 shares held of record by Edge of Business, LLC (“Edge of Business”);
●
9,110,770 shares held of record by the Coffman Family Office, LLC (“Coffman Family Office”); and
●
46,666 shares underlying vested stock options with an exercise price of $3.15 per share.

The Reporting Person has voting and dispositive control over securities owned of record by Edge of Business. Coffman Management, LLC (“Coffman Management”) is the Manager of Coffman Family Office and the Reporting Person is the Manager of Coffman Management. Except as set forth in this Item 5, the Reporting Person has voting and dispositive control over securities owned of record by Coffman Family Office. The Reporting Person disclaims beneficial ownership of the securities held of record by each of these entities except to the extent of his pecuniary interest therein.

Of the 9,110,770 shares of common stock held of record by Coffman Family Office, the Reporting Person has the sole power to vote 4,802,489 shares. The balance of 4,308,281 shares are subject to the terms of a Voting Trust Agreement dated February 26, 2020 between the Issuer and Coffman Family Office pursuant to which until such time as the unrestricted voting rights to these shares have vested, the voting rights to such shares are held by the independent chairman of the Audit Committee of the Issuer’s board of directors who will vote such shares on any matter brought before the Issuer’s shareholders in accordance with the recommendation of its board of directors. The voting rights to the 4,308,281 shares vest in equal thirds on each of December 20, 2020, June 20, 2022 and December 20, 2023.

The number of outstanding shares of the Issuer’s common stock beneficially owned by the Reporting Person excludes:

●
93,334 shares of common stock underlying unvested stock options; and
●
Earnout Rights to up to an additional 6,645,230 shares of the Issuer’s common stock.

Included in the total number of shares of the Issuer’s common stock beneficially owned by the Reporting Person are (i) 125,000 shares of common stock acquired on January 14, 2020, (ii) 5,744,375 shares of common stock acquired on February 26, 2020, and (iii) 3,366,395 shares of common stock acquired on February 27, 2020. For additional information on these transactions and the Earnout Rights, please see the Form 4s filed by the Reporting Person with the Securities and Exchange Commission on January 16, 2020 and February 28, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information appearing in Item 5 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1    Voting Proxy Agreement dated February 26, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020	By:	/s/ R. Scott Coffman
R. Scott Coffman